UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission file number 0-30752

AETERNA ZENTARIS INC.

1405 du Parc-Technologique Boulevard

Quebec City, Québec

Canada, G1P 4P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Reference is made to the registrant’s registration statement on Form F-3 filed with the Commission on March 14, 2014 (file number 333-194547) and declared effective as of 4:00 p.m. on March 28, 2014 (the “F-3 Registration Statement”). The registrant hereby provides notice that the address of its agent for service of process has changed and is now as follows:

Aeterna Zentaris, Inc.

315 Sigma Drive, Suite 302D

Summerville, SC 29483

Telephone: (843) 900-8211

(Name, address, and telephone number of agent for service)

This report on Form 6-K is hereby incorporated by reference into the F-3 Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: November 12, 2014	By:	/s/ Philip A. Theodore
Philip A. Theodore
Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary